SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           Quest Resource Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    748349107
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                      (CUSIP Number of Class of Securities)

                                  Jerry D. Cash
                           Quest Resource Corporation
                          9520 N. May Avenue, Suite 300
                          Oklahoma City, Oklahoma 73120
                                  405-488-1304
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 17, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



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         CUSIP No. 748349107
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(1)      NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Jerry D. Cash

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                 (a) / /
                 (b) / /
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS (See Instructions):

                 PF, OO
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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e):  [ ]

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

                 USA
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                          (7)  SOLE VOTING POWER

       NUMBER OF                    1,264,929
         SHARES           ---- -------------------------------------------------
      BENEFICIALLY        (8)  SHARED VOTING POWER
        OWNED BY
          EACH                      0
    REPORTING PERSON      ---- -------------------------------------------------
          WITH            (9)  SOLE DISPOSITIVE POWER

                                    1,270,037
                          ---- -------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER

                                    0
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                 1,270,037
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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions): |X|

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(13)     PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

                 5.7%
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(14)     TYPE OF REPORTING PERSON (See Instructions):

                 IN
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                                EXPLANATORY NOTE

        On October 11, 2005, Jerry D. Cash filed a Schedule 13D (the "Initial 13D") with the Securities and Exchange Commission ("SEC") and amendment No. 1 on October 14, 2005. This Amendment No. 2 to Schedule 13D supplements the information contained in the Schedule 13D in order to reflect the expiration of certain voting agreements with certain other Quest Resource Corporation (the "Corporation") stockholders with respect to voting the Corporation's common stock, the entering into a Rule 10b5-(1)(c) trading plan by Mr. Cash and the purchase of an additional 1,000 shares of the Corporation's common stock.

        To the extent not otherwise amended or modified in this Amendment No. 2 to Schedule 13D, the information set forth in the Initial 13D, as amended by Amendment No. 1, is incorporated by reference herein.

ITEM 1.      SECURITY AND ISSUER.

        No change.

ITEM 2.      IDENTITY AND BACKGROUND.

        No change.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change.

ITEM 4.      PURPOSE OF TRANSACTION.

        Item 4(a) is hereby supplemented with the following information:

        On July 17, 2006, Jerry Cash entered into a purchase trading plan agreement (the "Purchase Trading Plan Agreement") with Capital West Securities, a registered broker-dealer, effective as of June 17, 2006, for the purpose of establishing a trading plan to effect purchases of Shares of the Corporation in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1. Mr. Cash has not issued any instructions under the Purchase Trading Plan Agreement, but may do so in the future based on his assessment at that time of the value of the Corporation's common stock relative to the market price.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

        Items 5(a), (b) and (c) are hereby amended and restated to read as follows:

        (a) The aggregate number and percentage of the Corporation's common stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described in the
Schedule 13D. The percentages are based on information supplied by the Corporation that it has 22,072,383 shares of common stock outstanding as of May 12, 2006. Excludes 200 shares owned by Mr. Cash's spouse, of which he disclaims beneficially ownership.

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       (b) The aggregate number and percentage of the common stock as to which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 22,072,383 shares of common stock outstanding as of May 12, 2006.

       As reported in the Initial 13D, on September 30, 2005, Mr. Cash sold 1,138,678 shares of the Corporation's common stock in a private transaction. This private transaction consisted of a sale of 569,339 shares of the Corporation's common stock to certain funds managed by Fondren Management LP ("Fondren") and 569,339 shares to certain funds managed by Third Point LLC ("Third Point"). On October 14, 2005, Mr. Cash entered into a voting agreement with each of Fondren and Third Point, pursuant to which, on any matter presented at a meeting of the Corporation's stockholders for a vote, each of Fondren and Third Point agreed to vote 569,339 shares of the Corporation's common stock held by each of them as directed in writing by Mr. Cash. In the absence of any such written direction by Mr. Cash, each of Fondren and Third Point agreed to abstain from voting the 569,339 shares of the Corporation's common stock held by each of them. Each of these voting agreements between Mr. Cash and each of Fondren and Third Point expired by their terms on March 31, 2006.

       (c) Mr. Cash purchased 1,000 shares in the open market on July 14, 2006 for $11.75 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

       Item 6 is hereby amended to add the following:

       On July 17, 2006, but effective as of June 17, 2006, Mr. Cash and Capital West Securities entered into the Purchase Trading Plan Agreement (as defined and described in Item 4). A copy of the Purchase Trading Plan Agreement is attached as an exhibit hereto and incorporated herein by reference.

       The voting agreements between Mr. Cash and each of Fondren and Third Point discussed under Item 5(b) above expired on March 31, 2006.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1.*            Promissory Note, dated September 30, 2005, issued by Jerry D.
               Cash for the benefit of Douglas L. Lamb

2.*            Pledge Agreement, dated September 30, 2005, by and among Jerry D.
               Cash, Sherrie Cash, and Douglas L. Lamb

3. Purchase Trading Plan Agreement by and between Jerry Cash and Capital West Securities dated as of June 17, 2006.

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* Previously filed.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        July 21, 2006                             /s/
                                                  -----------------------------
                                                  Jerry D. Cash



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